EXHIBIT 99.1

CELL KINETICS LTD.

CONTACT:
Cell Kinetics Ltd.
Jacob Weiss
Chairman
(212) 935-8484
011-972-8918-8630
FOR IMMEDIATE RELEASE

CELL KINETICS SIGNS DISTRIBUTION AGREEMENT WITH RIKAKEN CO., LTD. JAPAN

April 2, 2008 - New York, N.Y. -- Cell Kinetics Ltd. (OTCBB: CKNTF), announced today that it has signed with Rikaken Co., Ltd. an exclusive distribution agreement for the marketing and distribution of Cell Kinetics’ “CKChip™” in Japan.

“This is a significant moment for Cell Kinetics. This distribution agreement with Rikaken reflects the first step in our commercialization plans to enter into strategic distribution agreements for our CKChip with first class partners in key markets such as Japan, Europe and of course the US. We are proud that a leading Japanese distributor of medical laboratory equipment has decided to market our innovative product to the Japanese market,” said Dr. Asaf Ben-Arye, Cell Kinetics’ President and CEO.

The President of Rikaken Co., Ltd., Mr. Yoshio Morikawa said, “The CKChip is a unique new technology for single cell research, in particular for acquisition of kinetic data, and we believe that the CKChip has various research and, ultimately, clinical applications. This contract with Cell Kinetics Ltd. adds an important dimension to our management strategy, and we are very excited to be able to provide this new product offering to our established customer base, as well as see this as allowing us to expand that base even further. We expect a long-term mutually beneficial collaborative relationship for both companies.”

Cell Kinetics an indirect majority-owned subsidiary of Medis Technologies Ltd. (NASDAQ: MDTL) is developing and will market a series of products, based on its Cell Carrier technology, under the “CKChip™” trade name. The CKChip can accommodate up to 10,000 cells on individual wells for measuring reactions of living cells in a static state over time, using simple imaging methods such as fluorescence microscopy.  Cell Kinetics has also invested in an early stage Israeli-based medical device company and intends to continue to source, vet and invest in early stage Israeli-based medical device technologies.

Rikaken Co. is distributor of lab equipment and chemicals operating in the field for over 30 years. The company employees 222 sales and administration staff, responsible for the distribution of general chemicals and reagents, lab disposables, clinical test equipment, lab instruments, and clinical test equipment.  Rikaken’s revenues in 2006 were 15 billion Yen and prospects for 2007 were 16.8 billion Yen.

This press release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases you can identify those so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “plans,” “targets,” “believes,” “anticipates,” “estimates,” “predicts,” “potential,” or “continue” or the negative of those words and other comparable words. These forward-looking statements are subject to risks and uncertainties, product tests, commercialization risks, availability of financing and results of financing efforts that could cause actual results to differ materially from historical results or those anticipated. Further information regarding these and other risks is described from time to time in the Company's filings with the SEC. We assume no obligation to update or alter our forward-looking statements made in this release or in any periodic report filed by us under the Securities Exchange Act of 1934 or any other document, whether as a result of new information, future events or otherwise, except as otherwise required by applicable federal securities laws.

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